Aramark

Aramark Tower

1101 Market Street

Philadelphia, Pennsylvania 19107

VIA EDGAR

February 10, 2017

Lyn Shenk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aramark
Form 10-K for Fiscal Year Ended September 30, 2016
Filed November 23, 2016
Form 8-K
Furnished on November 15, 2016
File No. 001-36223

Dear Mr. Shenk:

This letter is being submitted on behalf of Aramark (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter to Stephen P. Bramlage, Jr., Executive Vice President and Chief Financial Officer of the Company, dated January 31, 2017, with respect to the above-referenced filings.

For your convenience, we have set forth below each of the Staff’s comments in italics followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended September 30, 2016

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Dividends, page 23

1.

You disclose your ability to pay dividends depends on your receipt of cash dividends from your main operating subsidiary, Aramark Services, Inc., which may further restrict your ability to pay dividends as a result of covenants under any existing and future outstanding indebtedness of Aramark Services, Inc. In particular, the ability of Aramark Services, Inc. to distribute cash to you to pay dividends is limited by covenants in Aramark Services, Inc.’s Amended and Restated Credit Agreement, the indentures governing Aramark Services, Inc.’s 5.75% Senior Notes due 2020, 5.125% Senior Notes due 2024 and 4.75% Senior

Notes due 2026. Please tell us your consideration of the portion of Rule 4-08(e)(1) and (e)(3)(ii) of Regulation S-X in regard to disclosing amount of retained earnings or net income restricted or free of restrictions in Note 5 beginning on page S-15.

In response to the Staff’s comment, under the Company’s senior secured credit agreement and the indentures governing its senior notes, the ability of Aramark Services, Inc. to make “restricted payments”, including the payment of dividends to Aramark, is based on an amount in the aggregate that increases quarterly by 50% of the consolidated net income of Aramark Services, Inc., as such term is defined in these debt agreements. In addition, Aramark Services, Inc. must also be in compliance with an Interest Coverage ratio set forth in these agreements in order to make restricted payments. Based on the aggregate amount permitted to be used for these payments at quarter-end December 30, 2016 and the fact that we are in compliance with our Interest Coverage ratio, our retained earnings and net income as of and for the reporting period ending on such date was free of any restrictions on paying dividends. Since there were no such restrictions at quarter-end, the Company determined that no additional disclosure was required relating to restrictions on retained earnings or net income. The Company has included more detailed disclosure on page 25 in its Quarterly Report on Form 10-Q for the quarter ended December 30, 2016 related to how restricted payments, including dividends, can be made and how the amount available for such payments is calculated.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Covenant Compliance, page 38

2.	It appears “Covenant EBITDA” and “Covenant Adjusted EBITDA” are material terms of material debt arrangements that are material to an investor’s understanding of your financial condition and/or liquidity. In this regard, please consider disclosing the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity. Refer to Question 102.09 of the staff’s Compliance and Discussion Interpretations: Non-GAAP Financial Measures (“C&DI”) for guidance.

In response to the Staff’s comment, the Company respectfully submits that there are no requirements under our senior secured credit agreement and the indentures governing our senior notes to maintain a certain amount or limit as it relates to Covenant EBITDA and Covenant Adjusted EBITDA. The senior secured credit agreement and/or the indentures governing our senior notes require the Company to maintain certain ratios, specifically a maximum Consolidated Secured Debt Ratio and a minimum Interest Coverage ratio, which are each based in part on the calculation of Covenant Adjusted EBITDA. Page 39 of our Annual Report on Form 10-K specifically discloses the amount or limit required for compliance with these ratios as well as both the actual ratios as of period end and the effects of non-compliance with the covenants. For example, on page 39, the Company discloses that non-compliance with the maximum Consolidated Secured Debt Ratio could result in the requirement to immediately repay all amounts outstanding under our Credit Agreement, which, if our revolving credit facility lenders failed to waive any such default, would also constitute a default under the indentures governing our senior notes. The Company also discloses on page 39 that if we do not maintain the minimum Interest Coverage Ratio calculated on a pro forma basis for any such additional indebtedness or restricted payments, we could be prohibited from being able to incur additional indebtedness, other than the additional funding provided for under the Credit Agreement and pursuant to specified exceptions, and make certain restricted payments, other than pursuant to certain exceptions. Based on these facts, the Company believes its existing disclosure is consistent with Question 102.09 of the Staff’s Compliance and Discussion Interpretations: Non-GAAP Financial Measures.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 45

3.	Your conclusion regarding the effectiveness of disclosures controls and procedures specifically addressed only a portion of the definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). The portion of the definition not addressed is in regard to disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to. Please represent to us and revise future filings to state management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

The Company acknowledges the Staff’s comment and represents that for the fiscal year ended September 30, 2016, the Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures, as of the end of such period, were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosures. The Company respectfully advises the Staff that the Company’s future filings will state management’s conclusion in regard to disclosure controls and procedures as fully defined in Exchange Act Rules 13a-15(e) and 15d-15(e). The Company also included this conclusion on page 27 in its Quarterly Report on Form 10-Q for the quarter ended December 30, 2016.

Notes to Consolidated Financial Statements

Note 15. Business Segments, page S-34

4.	We note you provide food and beverage services and facilities services in your food and support services segments. Please report the revenues from external customers for each product and service or each group of similar products and services, unless it is impracticable to do so, pursuant to ASC280-10-50-40. If providing the information is impracticable, that fact should be disclosed.

In response to the Staff’s comment, the Company notes that it included disclosure pursuant to ASC 280-10-50-40 relating to revenue from external customers by service type in Footnote 10 in its Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2016, filed with the SEC on February 7, 2017. The Company respectfully advises the Staff that in the future it intends to provide comparable disclosure pursuant to ASC 280-10-50-40 relating to its service types in Note 15, Business Segments, in its Annual Report on Form 10-K.

Form 8-K Furnished November 15, 2016

Exhibit 99.1

5.	You disclose in the headline your expectation of “Adjusted EPS” for fiscal 2017. You also discuss Adjusted EPS in the 2017 “Outlook” section. Please disclose and discuss with equal or greater prominence the comparable GAAP measure. Refer to Question 102.10 of the C&DI noted above for guidance.

In response to the Staff’s comment, the Company notes the statement in its earnings release furnished on Form 8-K on February 7, 2017 in the “2017 Outlook” section, preceding (i.e., with equal or greater prominence) the presentation of its adjusted EPS expectation for fiscal 2017, stating that it does not provide a reconciliation of adjusted EPS to GAAP EPS because of the difficulty in forecasting certain amounts that are necessary for such reconciliation and specifying the items that are difficult to forecast.

Please do not hesitate to call the undersigned at (215) 238-3701 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Sincerely,

/s/ Stephen P. Bramlage, Jr.
By: Stephen P. Bramlage, Jr.
Title: Executive Vice President and Chief Financial Officer

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